# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stronghold Digital Mining, Inc., CIK 0001856028
CUSIP: 86337R202
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 595 MADISON AVENUE, 28TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001633724

## Reporting persons
- HANSAINVEST Hanseatische Investment-Limited Co: type of reporting person: other (OO), non-U.S. institution (FI); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 1,565,226; shared voting power 0; sole dispositive power 1,565,226; shared dispositive power 0; aggregate amount beneficially owned 1,565,226 (10.6% of the class)
  Comment: The shares are held for the account of investment funds managed by HANSAINVEST. Under German law HANSAINVEST is not the legal owner of these shares which are co-owned by the investors. However by operation of German law (Sec. 93 (1) KAGB) HANSAINVEST is authorized to exercise the ownership rights to vote the shares and has full dipositive power over the shares. The ownership information above is as of 30th of December 2024.

## Item 1. Issuer
Name of issuer: Stronghold Digital Mining, Inc.
Address of issuer's principal executive offices: 595 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: Pascal Reyer
Address of principal business office or, if none, residence:
Kapstadtring 8
22297 Hamburg
Germany
Citizenship: German

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: German KVG (Investment Management Company)

## Item 4. Ownership
Amount beneficially owned: 1,565,226
Percent of class: 10.6
Sole power to vote or to direct the vote: 1,565,226
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,565,226
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Management Company (KVG) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- HANSAINVEST Hanseatische Investment-Limited Co: Pascal Reyer, Director of Reporting (01/02/2025)